STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	June 30th , 2005
Corporate Office:	#SRU-12-05
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax :(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRIVATE PLACEMENT CLOSES

The TSX Venture Exchange has accepted file documentation for closing of a private placement originally announced on June 23, 2005. The stock will become free trading on October 27, 2005.

The Private Placement in the amount of $1,100,000 consisted of Flow Through Common Shares. The Flow Through Common Shares were priced at $0.55. Fees and commissions will be payable commensurate with TSX Venture Exchange policies.

The funds raised will be allocated to the 2005 exploration program and for working capital on the Company’s wholly owned Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project in Nunavut, Canada.

Agents’ Fees were paid to:
Jory Capital Inc.	$55,000
Finder’s Fees were paid to:
C. Jones	$44,000

On Behalf of the Board of Directors,

“Glen J. Indra”

Glen J. Indra

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.